

March 18, 2014

<u>Via U.S. Mail</u>
Mr. Dong Yu
Chief Executive Officer
Bona Film Group Ltd.
18/F, Tower 1, U-town Office Building
No. 1 San Feng Bei Li, Chaoyang District
Beijing 100020
People's Republic of China

> **Re:** **Bona Film Group Ltd Form 20-F for the Year Ended December 31, 2012**
> **Filed April 29, 2013**
> **File No. 001-34990**
> **Form 6-K filed September 11, 2013**
> **File No. 001-34990**
> **Form 6-K filed February 27, 2014**
> **File No. 001-34990**

Dear Mr. Yu:

We have reviewed your response letter dated March 6, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 6-K filed on September 11, 2013

1. We note from your disclosures in Exhibit 99.2 to Form 6-K filed September 11, 2013, that you adjusted the exercise price of each of the your outstanding, unvested out-of-the-money stock options to US$3.88 per ADS, effective July 3, 2013 representing rights to purchase 993,223 ordinary shares (1,986,466 ADS). In this regard, please tell us how you accounted for the repricing of these out-of-the-money stock options within your consolidated financial statements and explain how the guidance outlined in ASC 718-20-35-3 was considered in determining the appropriate accounting treatment.

<u>Form 6-K filed on February 27, 2014</u>

2. Reference is made to film participation income of $1,319,749 recognized during the twelve-months ended December 31, 2013. We note from disclosures provided in the notes to your consolidated financial statements in the Form 20-F for the year ended December 31, 2012, the difference between the ultimate film participation expense expected to be paid to participants and the amount provided by the participants is amortized as a charge to or reduction of film participation expense under the individual film-forecast method. We also note that film participation liabilities outstanding at December 31, 2012 and expected to be repaid after December 31, 2012 amounted to $15,086,892. In this regard, please describe for us the change in events or circumstances subsequent to fiscal 2012 that lead to your determination that the estimate for the final redemption amount was lower than the amount originally invested by the third party participants which appears to have resulted in film participation income during fiscal 2013. In your Form 20-F for the fiscal year ended December 31, 2013, please disclose the impact this change in estimate had on your net income and earnings per share in accordance with the disclosures required by ASC 250-10-50-4.

You may contact Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief